

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2010

Jay C. Biskupski
Chief Financial Officer
Peregrine Semiconductor Corporation
9380 Carroll Park Drive
San Diego California 92121

> **Re:** **Peregrine Semiconductor Corporation**
> **Registration Statement on Form S-1**
> **Filed November 19, 2010**
> **File No. 333-170711**

Dear Mr. Biskupski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range.

Graphics

2.   Please confirm that you currently sell each product that is depicted in the graphics and that each such product contributes substantially to your revenue. Please also note that you may include text in your artwork only to the extent necessary to explain briefly the visuals in the presentation. Please revise accordingly.

Table of Contents

3.   Please tell us the purpose of the penultimate sentence of the first paragraph following the table and how you believe that sentence is consistent with Section 12(a)(2) of the Securities Act.

Prospectus Summary, page 1

4.   Please provide us independent, objective support for your statement that you are "a leading fabless provider of high performance radio frequency circuits" in the second paragraph on page 2.

5.   Where you make comparative claims that your products are able to "achieve higher levels of" or "improvements in" performance relative to standard CMOS products, please clarify the performance standard on which you are basing these statements.

6.   Please present in a balanced manner the disclosure in your summary. For example, we note the disclosure on page 1 about your year-over-year growth and net income in the nine month period ended September 25, 2010; however, you do not disclose that you had net losses in each of the last three years and an accumulated deficit of $219.8 million at September 25, 2010.

7.   Please tell us, with a view to disclosure, the basis for identifying the customers mentioned in the last full paragraph on page 1, such as whether the customers are your largest customers by revenue in 2010.

8.   Please provide us with copies of the sources of all third-party data included in the prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Please tell us whether all data you cite is publicly available. Please also tell us whether the sources of the cited data have consented to your use of their names and data, whether you commissioned any of the data or whether it was prepared for use in this registration statement.

We rely on a small number of customers, page 14

9.   We note your disclosure that it is possible that any of your "major" customers could terminate its purchasing arrangements with you. Please revise your risk factor and your business disclosure to indicate when your agreements or arrangements with these customers end and the circumstances under which they can be terminated. Please also file these agreements as exhibits to your registration statement, or tell us why they are not required to be filed.

Our failure to comply with U.S. laws and regulations, page 24

10.   With a view toward disclosure, please tell us the steps taken to mitigate the impact of the violation you voluntarily reported to the Department of State mentioned in the last paragraph of this risk factor, whether you received a response from the State Department, and the portion of your business attributable to government contracting.

Use of Proceeds, page 32

11.   Please revise to state the approximate amount intended to be used for each purpose for which the net proceeds from the securities to be offered are intended to be used. Refer to Item 504 of Regulation S-K.

12.   We note the second sentence of the second paragraph. While you may reserve the right to change the allocation of proceeds, in order to do so you must disclose the specific contingencies that would give rise to a change. See Instruction 7 to Item 504 of Regulation S-K. Please revise to discuss specifically the contingencies and the alternative use of proceeds in the event a contingency occurs.

Capitalization, page 33

13.   Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

14.   We note here and throughout the filing that you have presented pro forma adjustments relating to the automatic conversion of the preferred stock into shares of common stock upon the completion of the initial public offering. We further note from "Description of Capital Stock" on page 115 that such automatic conversion occurs only upon the completion of this initial public offering. Please revise the filing to include disclosure of the relevant material terms of the automatic conversion. In this regard, please explain to us why you believe these pro forma adjustments are factually supportable by confirming to us that you presently expect the offering to meet such conditions. If management subsequently concludes the conditions may not be satisfied, please revise the filing accordingly.

Dilution, page 35

15.   We do not see where you have presented the tangible book value per share before the offering as required by Item 506 of Regulation S-K. Please revise to provide this information.

16.   While we note the pro forma as adjusted net tangible book value information on the table is blank pending determination of the number of common shares issued and sold in the offering, the first paragraph of this section indicates the amount of the pro forma net

tangible book value of your common stock and the amount per share of your pro forma outstanding common stock before the offering as of September 25, 2010. Please revise to include the per share amount in the table.

Management's Discussion and Analysis. . . , page 39

Critical Accounting Policies and Estimates, page 43

– Revenue Recognition, page 43

17.   Please tell us and revise the filing as appropriate to describe any special pricing arrangements you have with customers, including price protection, rebates or other pricing incentives. Discuss how any such terms impact your revenue recognition.

– Stock-Based Compensation, page 45

18.   We note that you estimate expected volatility at the date of grant "from the historical volatilities of a peer group of public companies within the semiconductor industry." We further note that you considered factors such as industry, stage of development, size and financial leverage when selecting the peer group. For clarification, giving reference to item c. in paragraph 718-10-55-37 of the FASB Accounting Standards Codification, please confirm and revise to disclose that you based your expected volatility on the expected volatilities of entities that are similar "except for having publicly traded securities." Otherwise, describe what your estimate was based on and how it satisfies the conditions in paragraphs 718-10-55-36 and -37 and Question 6 in SAB Topic 14.D.1.

19.   Please include an updated discussion of each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet once you have determined your IPO price range. We will delay our assessment of your stock based compensation pending inclusion of the estimated IPO price in the filing.

Results of Operations, page 51

- Comparison of Nine Months ended September 26, 2009. . . , page 52

20.   We note that you attribute changes in your results of operations to various factors. For example, you state that gross margin increased "as a result of reduced product cost as [we] expanded [our] outsourced manufacturing relationships." Please revise to quantify the effects of each of the significant items impacting your results for the period. Refer to Item 303(A)(3)(i) of Regulation S-K.

Liquidity and Capital Resources, page 59

21.   Please revise this section to discuss material changes in the underlying drivers of your
        working capital changes (e.g., cash receipts from the sale of goods and cash payments to
        acquire supplies and components or goods for resale), rather than merely describing items
        identified on the face of the statement of cash flows to provide a sufficient basis for a
        reader to analyze the change. Refer to Item 303(a) of Regulation S-K and Release 33-
        8350.

22.   Please file the loan and security agreement discussed on page 61 as an exhibit to the
        registration statement, or tell us why you do not believe it is not required to be filed.

Contractual Obligations, Commitments and Contingencies, page 62

23.   We note that you have identified inventory purchase obligations of $12.1 million. In this
        regard, please revise to include disclosure in the footnotes of the financial statements that
        specify all significant terms, including: fixed or minimum quantities to be purchased;
        fixed, minimum or variable price provisions; and the approximate timing of the
        transaction. Refer to paragraph (ii)(D) under Item 303(a)(5) of Regulation S-K.

Customers, page 75

24.   Please briefly describe the material terms of any agreements with your customers
        mentioned in the second paragraph of this section.

Manufacturing, page 76

25.   Please disclose the material terms of your agreements or arrangements with your limited
        sources of supply and manufacturing, such as the circumstances under which any
        agreements can be terminated.

Compensation Discussion and Analysis, page 85

26.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not
        necessary and describe the process you undertook to reach that conclusion.

Annual Cash Incentive Bonuses, page 88

27.   We note the payment in 2009 of cash incentive bonuses at a 32.5% level of target
        bonuses under your 2008 incentive plan. Please revise to explain how the board
        determined the amount of the payout that was made with respect to each named executive
        officer.

Equity Based Awards, page 90

28.   Please revise to include substantive analysis and insight into how your board of directors made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the board determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Severance or Employment Agreements, page 100

29.   Please file as an exhibit the agreement with Mr. Chapman mentioned in the second paragraph on page 101.

Principal and Selling Stockholders, page 111

30.   Please tell us whether the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

- The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

- At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

        Please revise as appropriate.

31.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by entities affiliated with Advanced Equities. Additionally, clarify whether the persons identified in the footnotes as managing members or partners of the remaining entities in the table each have voting and/or dispositive control over the shares held by those entities.

Description of Capital Stock, page 115

Common Stock, page 115

32.   Please revise to describe any provisions in your certificate of incorporation or bylaws that specify the vote required by stockholders to take action. Refer to Item 202(a)(1) of Regulation S-K.

Lock-up Agreements, page 117

33.   Please file as exhibits the lock-up agreements mentioned in this section.

Underwriting, page 123

34.   We note your intention to apply to list your common stock on either the New York Stock
        Exchange or Nasdaq Global Market. Please advise us as to the status of any application
        you have made to be listed; if you have not yet made an application, please tell us when
        you anticipate making an application relative to the date that you will circulate the
        preliminary prospectus.

35.   Please expand the last paragraph on page 126 to identify the underwriters with whom you
        have the relationships mentioned in that paragraph and quantify the extent of the
        relationships.

Financial Statements, page F-1

36.   Please update the financial statements, if necessary, as required by Rule 3-12 of
        Regulation S-X.

37.   We note that Schedule II – Valuation and Qualifying Accounts was not included in the
        filing. Please provide the disclosures to satisfy the requirements of Rule 12-09 of
        Regulation S-X, or tell us why you believe the information is not required. We note the
        statement made under Item 16(b) on page II-4 but were unable to verify that such
        information existed or was not applicable.

Note 9. Concentrations and Geographic Information, page F-29

38.   We note your disclosure of revenues by geographic segment. If revenues from customers
        attributed to any individual country are material, please revise to disclose those revenues
        separately. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards
        Codification.

39.   Further to the above, if assets in an individual foreign country are material, please revise
        to separately disclose those assets. Refer to paragraph 280-10-50-41(b) of the FASB
        Accounting Standards Codification.

Exhibit 10.1

40.   Please file as exhibits the indemnification agreements, instead of the form of the
        indemnification agreement.

Exhibit 23.1

41.   Please provide an updated consent from your independent auditor as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (by facsimile):   Gari L. Cheever, Esq.
Gunderson Dettemer Stough Villeneuve Franklin & Hachigian, LLP